EX-8

LIST OF SUBSIDIARIES

Name of Subsidiaries	Percentage Owned by ChineseWorldNet.com Inc.
NAI Interactive Ltd.	100% owned by ChineseWorldNet.com Inc.
ChineseWorldNet.com (Hong Kong) Ltd.	99% owned by ChineseWorldNet.com Inc.
ChineseWorldNet.com (Shanghai) Ltd.	70% owned by ChineseWorldNet.com Inc.
Weihai Consulting Investment Ltd.	70% owned by ChineseWorldNet.com Inc.
CWN Capital Inc.	100% owned by ChineseWorldNet.com Inc. until October 1, 2010